Mail Stop 4561

June 11, 2007

John P. Yeros, Chairman
MPC Corporation
906 E. Karcher Road
Nampa, ID 83687

Re: MPC Corporation, f/n/a HyperSpace Communications, Inc.
       Form 10-KSB for the Fiscal Year Ended December 31, 2005
       Form 10-KSB for the Fiscal Year Ended December 31, 2006
       Form 10-Q for the Quarterly Period Ended March 31, 2007
       File No. 001-32306

Dear Mr. Yeros:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief